(j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated February 28, 2025, and each included in this Post-Effective Amendment No. 183 on the Registration Statement (Form N-1A, File No. 333-56881) of Voya Equity Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated July 29, 2024, with respect to Voya VACS Series MCV Fund (the “Fund”) (one of the funds constituting Voya Equity Trust) included in the Annual Reports to Shareholders (Form N-CSR) for the year ended May 31, 2024, into this Registration Statement filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Boston, Massachusetts

February 27, 2025